UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 24, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

REGISTRATION AND LICENSING OF GTEL-MOBILE COMPLETED

Moscow and New York (September 24, 2008) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that its joint venture company in Vietnam, GTEL-Mobile Joint Stock Company (the “Joint Venture Company”), has received a GSM license and frequencies.

As previously reported, in July 2008 VimpelCom signed a Joint Venture and Shareholders Agreement (the “Agreement”) to establish the Joint Venture Company with Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise, and GTEL TSC, a subsidiary of GTEL. With the issuance of the GSM license and frequencies, the Joint Venture Company has now received all of the regulatory approvals required under the Agreement, including the registration of the Joint Venture Company. VimpelCom is paying US$267 million for its 40% equity interest in the Joint Venture Company. GTEL and GTEL TSC will have an equity interest of 51% and 9%, respectively, in the Joint Venture Company.

Alexander Izosimov, CEO of VimpelCom said, “The registration of GTEL-Mobile and the receipt of the GSM license and frequencies is the key milestone in the building of our Vietnamese business. Now, with all the procedural issues solved, we can focus all our efforts on the network rollout and the preparation of commercial launch. The experience that our team has already gained in Vietnam will help us to work effectively going forward and to take advantage of all the opportunities the Vietnamese market offers.”

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexander Boreyko
VimpelCom
Tel: 7 (495) 910-5977
Investor_Relations@vimpelcom.com